www.linkedin.com/in/ryanyep
(LinkedIn)
visor.com (Company)

Top Skills

Event Planning
Customer Service
Training

Ryan Yep

Building the world's smallest 4K headset!
Dallas, Texas, United States

Experience

Immersed [Techstars '17]
GTM Lead
July 2021 - Present (4 years 10 months)
Austin, TX

Immersed is the creator of Visor.com and is the #1 Spatial Computing
productivity application on the planet, with users working 40-50hrs every week
in Mixed Reality!

MLC CAD Systems, LLC
Territory Sales Representative
September 2016 - July 2021 (4 years 11 months)
Austin, TX

MLC CAD Systems LLC is a value added reseller of industry solutions
including SOLIDWORKS design technologies, MASTERCAM subtractive
technologies, and MARKFORGED additive technologies. We seek win-win,
long term relationships and have thousands of satisfied customers.

The Karis Group
2 years

Product Development & Salesforce Administrator
March 2014 - August 2015 (1 year 6 months)
Austin, TX

Based in Austin, Texas, The Karis Group is an award-winning healthcare
professional services firm. We positively impact consumers' experience with
the healthcare system through excellent service and results.

Executive Assistant
September 2013 - March 2014 (7 months)
Austin, TX

The Plaintiff's Resource
Mass Tort Lien Assistant, Level I
January 2013 - August 2013 (8 months)
Austin, TX

Volt Technical Resources
Customer Support Representative
August 2012 - January 2013 (6 months)
Austin, TX

The Austin Stone
Executive Assistant
August 2009 - August 2012 (3 years 1 month)

Education

The University of Texas at Austin
B.A; Marketing, Government; Management, Accounting, Business Law

The Iron Yard
Backend - Ruby on Rails, Computer Software Engineering

Seth Godin's altMBA
· (2019 - 2019)